UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



                                    FORM 11-K



             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

                         SECURITIES EXCHANGE ACT OF 1934


(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
    SECURITIES EXCHANGE ACT OF 1934

                   For the Fiscal Year Ended December 31, 2005

                                       OR

(  ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934



                        Commission File Number 002-26821



       A.  Full Title of Plan:
            Brown-Forman Corporation Savings Plan

       B. Name of Issuer of the Securities held Pursuant to the Plan and the Address of its Principal Executive Office:

                            Brown-Forman Corporation

                                850 Dixie Highway

                           Louisville, Kentucky 40210

                                     INDEX
                                                                    Pages

Report of Independent Registered Public Accounting Firm               2

Financial Statements

 Statement of Net Assets Available for Benefits,
    Years Ended December 31, 2005 and 2004                            3

 Statement of Changes in Net Assets Available for Benefits
    Years Ended December 31, 2005 and 2004                            4

 Notes to Financial Statements                                       5-10

Supplemental Schedule:

 Form 5500 Schedule H, Line 4i -
      Schedule of Assets (Held at End of Year), December 31, 2005    11

Signatures                                                           12

Consent of Independent Registered Public Accounting Firm             13

Note: Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

             Report of Independent Registered Public Accounting Firm


To the Participants and Administrator of Brown-Forman Corporation Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Brown-Forman Corporation Savings Plan (the Plan) at December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PricewaterhouseCoopers LLP
    Louisville, Kentucky
    June 29, 2006

                      Brown-Forman Corporation Savings Plan
                 Statements of Net Assets Available for Benefits
                           December 31, 2005 and 2004

                                                Participant Directed
                                           --------------------------------
                                              2005                 2004
                                           -----------          -----------
Investments, at fair value
   Mutual funds                           $183,690,678         $170,767,921
   Common collective trust fund             14,284,309           14,814,685
   Brown-Forman Corporation
    Class B common stock fund               20,355,040           10,608,309
   Loans to participants                     1,620,662            1,633,614
                                           -----------          -----------
                                           219,950,689          197,824,529

Employers' contributions receivable          1,346,415            1,338,504
Employees' contributions receivable            286,577              281,735
                                           -----------          -----------
Net assets available for benefits         $221,583,681         $199,444,768
                                           ===========          ===========

The accompanying notes are an integral part of the financial statements.

                      Brown-Forman Corporation Savings Plan
           Statement of Changes in Net Assets Available for Benefits
                     Years Ended December 31, 2005 and 2004

                                                Participant Directed
                                           --------------------------------
                                              2005                 2004
                                           -----------          -----------
Additions
   Contributions
      Employer                            $  6,501,769         $  6,027,993
      Employee                              11,986,215           10,830,404
                                           -----------          -----------
                                            18,487,984           16,858,397

   Interest income                           1,118,929              903,903
   Dividend income                           2,082,207            1,852,742
   Net appreciation in fair value
    of investments                          16,295,465           13,603,632
   Net transfers from other plans                   --               40,942
                                           -----------          -----------
      Total additions                       37,984,585           33,259,616
                                           -----------          -----------

Deductions
   Withdrawals by participants              15,711,615           13,551,361
   Administrative expenses                      26,187               27,337
   Net transfers to other plans                107,870                   --
                                           -----------          -----------
      Total deductions                      15,845,672           13,578,698
                                           -----------          -----------

Net increase                                22,138,913           19,680,918

Net assets available for benefits
   Beginning of year                       199,444,768          179,763,850
                                           -----------          -----------

   End of year                            $221,583,681         $199,444,768
                                           ===========          ===========

The accompanying notes are an integral part of the financial statements.

                      Brown-Forman Corporation Savings Plan
                         Notes to Financial Statements
                           December 31, 2005 and 2004

1.  Description of Plan

     The sponsor of the Brown-Forman Corporation Savings Plan (the Plan), Brown-Forman Corporation (the Company), is a diversified producer and marketer of fine quality consumer products in domestic and international markets. The Company's operations include the production, importing, and marketing of wines and distilled spirits and the manufacture and sale of luggage.

     The following brief description of the Plan is provided for general information purposes only. Participants should refer to the plan agreement for more complete information.

     General

     The Plan is a defined contribution plan covering substantially all salaried employees of the Company and nonunion salaried and hourly employees of the Company's subsidiaries who are not members of a collective bargaining unit, except for certain employees of Fetzer, Jekel, and Sonoma Cutrer Vineyards. The Plan was amended to include non-union hourly employees of Blue Grass Mills, a division of the Company, effective January 1, 2001. An employee becomes eligible to participate in the Plan on the employment commencement date. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     Contributions

     Non-highly compensated employees may contribute to the Plan between 1% and 50% of their annual compensation. Highly compensated employees may contribute between 1% and 10% of their annual compensation. Effective January 1, 2006, highly compensated employees may contribute between 1% and 16% of their annual compensation. Employee contributions are not to exceed the Section 402(g) of the Internal Revenue Code (the IRC) limitation for the calendar year of $14,000 and $13,000 for 2005 and 2004, respectively. New employees may transfer assets from their former employers' qualified plans to the Plan.

     Eligible participants who have attained age 50 before the close of the plan year may make catch-up contributions in an amount of 1% to 50% of the employee's compensation, subject to the limitations of the IRC.

     Participants are eligible to receive Company matching contributions beginning on the first day of the month following completion of one year of service. The Company's matching contribution is equal to 100% of the participant's elective deferral up to 5% of the participant's annual compensation. For non-union hourly employees of Blue Grass Mills, the Company's matching contribution is equal to 50% of the participant's elective deferral up to 5% of the participant's annual compensation. Effective October 1, 2005, the Company's matching contributions for Blue Grass Mills employees shall be equal to 100% of the participant's elective deferral up to 5% of the participant's annual compensation.

     Each participant's account is credited with the participant's contribution on a semi-monthly basis (on a monthly basis prior to November 15, 2004), and an allocation of (i) the Company's matching contribution on a quarterly basis, and (ii) plan earnings on a daily basis. Effective March 20, 2006, participants that are paid weekly shall have their accounts credited with the participants' contributions on a weekly basis. Allocations are based on the participants' contributions and compensation as defined in the Plan. The total annual contributions, as defined by the Plan, credited to a participant's account in a plan year may not exceed the lesser of (i) $40,000, or (ii) 100% of the participant's compensation in the plan year. Additional maximum limits exist if the employee participates in a qualified defined benefit plan maintained by the Company.

     Participants can allocate contributions among various investment options in 1% increments. The Plan currently offers several different investment choices, including mutual funds, a money market portfolio, a common collective trust fund, and a Brown-Forman Stock Fund to participants.

     Vesting

     Participants are immediately vested in their employee contributions plus actual earnings thereon. Vesting in the Company's contributions and earnings thereon is 25% per year of continuous service with the Company. Participants will become 100% vested in their Company contributions account in case of death, normal retirement, or total and permanent disability. Hourly participants employed by Blue Grass Mills as of October 1, 2001 and whose employment terminated as a direct result of the closing of Blue Grass Mills are fully vested.

     Withdrawals

     Upon termination of service, a participant can elect to transfer his vested interest in the Plan to the qualified plan of his new employer, roll over his funds into an Individual Retirement Account (IRA), or receive his vested interest in the Plan in a lump-sum amount or in the form of installment payments over a period of time not to exceed his life expectancy. Prior to March 28, 2005, if the vested account balance was less than $5,000, a lump sum distribution was made. Effective March 28, 2005, if the vested account balance is $1,000 or less, an automatic lump sum distribution will be made. If the vested account balance is greater than $1,000 up to $5,000, and the participant does not direct otherwise, it will be rolled over into an IRA with Fidelity Management Trust Company (Fidelity), the trustee and record keeper as defined by the Plan. In the event of death, the participant's beneficiary will receive the vested interest in a lump-sum payment or in the form of an installment payment. A participant may also withdraw vested interest in the case of financial hardship under guidelines promulgated by the Internal Revenue Service. The participant's contribution shall be suspended for six months after the receipt of a hardship distribution.

     Participant Loans

     A participant may request permission from the plan administrator to borrow a portion of such participant's vested accrued benefit under the Plan. Loans shall be limited to the lesser of $50,000 or 50% of the vested account balances. Loans must bear a reasonable rate of interest, be collateralized, and be repaid within five years. Participants do not share in the earnings from the Plan's investments to the extent of any outstanding loans, except that the interest paid on such loans is allocated directly to the participant's account.

     Forfeited Accounts

     Forfeited balances of terminated participants' nonvested accounts are used first to reinstate previously forfeited account balances of re-employed participants, if any, and the remaining amounts are used to reduce future company contributions. The forfeited balances totaled $28,644 and $20,237 for 2005 and 2004, respectively. Also in 2005 and 2004, $64,500 and $75,040, respectively, from forfeited nonvested accounts were used to reinstate previously forfeited account balances of re-employed participants and/or reduce company contributions.

2.   Summary of Significant Accounting Policies

     Basis of Accounting

     The financial statements of the Plan are prepared under the accrual method of accounting.

     Investment Valuation and Income Recognition

     The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds and common collective trust fund are valued at the net asset value of shares held by the Plan at year end. Participant loans are valued at their outstanding balances, which approximate fair value. The Brown-Forman Corporation Stock Fund is comprised of Brown-Forman Corporation Class B shares, which are valued at the quoted closing market price, and a cash component.

     The Plan presents in the accompanying statements of changes in net assets available for benefits the net appreciation or depreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

     Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

     Management Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting periods. Actual results could differ from those estimates.

     Payment of Benefits

     Benefits are recorded when paid.

 3.  Investments

     The Plan's investments are held by a custodian trust company. The following table presents the fair value of investments. Investments that represent 5% or more of the Plan's net assets are separately identified.

                                                                    December 31
                                           --------------------------------------------------------------
                                                       2005                              2004
                                           ----------------------------      ----------------------------
                                             Number of                         Number of
                                           Shares, Units                     Shares, Units
                                           or Principal                      or Principal
                                              Amount         Fair Value         Amount         Fair Value
                                           -------------     ----------      -------------     ----------
       Investments at fair value:
          Fidelity Magellan Fund                405,274    $ 43,137,332           437,372     $45,394,875
          Fidelity Equity-Income Fund           663,534      35,021,321           658,015      34,730,010
          Fidelity Growth Company               354,649      22,566,336           353,740      19,834,174
          Fidelity Retirement
           Money Market Portfolio            16,021,998      16,021,998        15,799,544      15,799,544
          Managed Income Portfolio           14,284,309      14,284,309        14,814,685      14,814,685
          Fidelity Diversified
           International Fund                   590,267      19,207,294           504,439      14,447,129
          Brown-Forman Corporation Class B
           Common Stock Fund                    902,262      20,355,040           665,515      10,608,309
          Other investments                   2,516,179      49,357,059         2,034,725      42,195,803
                                                            -----------                       -----------
                                                           $219,950,689                      $197,824,529
                                                            ===========                       ===========

     During 2005 and 2004, the Plan's investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated in value as follows:

                                            2005                2004
                                         ----------          ----------
       Mutual funds                    $ 11,081,159        $ 13,194,944
       Brown-Forman Corporation
        Class B Common Stock Fund         5,214,306             408,688
                                         ----------          ----------
                                       $ 16,295,465        $ 13,603,632
                                         ==========          ==========


4    Tax Status

     The Internal Revenue Service has determined, and informed the Company by a letter dated April 16, 2003, that the Plan and related trust are designed in accordance with the applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Company believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

5.   Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

6.   Related Party Transactions

     Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

     Certain administrative costs incurred by the Plan are paid by the Company. Effective January 1, 2002, general administrative expenses of the third party record keeper, Fidelity, and the administration fee for processing loans are allocated to the participants' accounts. Effective July 1, 2002, participant recordkeeping fees were waived by Fidelity. Administration fees for loans continue to be allocated to the participants' accounts. Administrative expenses of $26,187 and $27,337 in 2005 and 2004, respectively, were allocated to participants' accounts.

     Certain participants of the Plan transferred their participation from (to) other defined contribution plans sponsored by the Company. As a result, ($107,870) and $40,942 of related plan assets were transferred (from) into the Plan during 2005 and 2004, respectively.

     Certain plan investments are units of Brown-Forman Corporation Class B stock. Therefore, these transactions qualify as related party transactions. Purchases of 408,564 units for $7,734,479, and sales of 171,796 units for $3,202,053 were made during 2005. Purchases of 282,119 units for $4,378,822, and sales of 143,276 units for $2,242,548 were made during 2004. Dividends of $236,543 and $166,771 were received on Company units during 2005 and 2004, respectively.

7.   Risk and Uncertainties

     The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

                      Brown-Forman Corporation Savings Plan
                            Plan #006 EIN #61-0143150
                             Schedule H, Line 4i --
                    Schedule of Assets (Held at End of Year)
                                December 31, 2005


                                  Description of Investment Including
Identity of Issue, Borrower,       Maturity Date, Rate of Interest,           Current
  Lessor or Similar Party          Collateral, Par or Maturity Value           Value
----------------------------      -----------------------------------       -----------

Janus Enterprise Fund                193,101 Mutual Fund Shares            $  8,092,862
PIMCO Total Return Fund              827,365 Mutual Fund Shares               8,687,329
Royce Low Priced Stock Fund           97,975 Mutual Fund Shares               1,521,553
Fidelity Magellan Fund*              405,274 Mutual Fund Shares              43,137,332
Fidelity Equity-Income Fund*         663,534 Mutual Fund Shares              35,021,321
Fidelity Growth Company Fund*        354,649 Mutual Fund Shares              22,566,336
Fidelity Low Priced Stock Fund*      241,177 Mutual Fund Shares               9,849,684
Fidelity Diversified
 International Fund*                 590,267 Mutual Fund Shares              19,207,294
Fidelity Freedom Income*              10,274 Mutual Fund Shares                 116,817
Fidelity Freedom 2000*                21,466 Mutual Fund Shares                 262,095
Fidelity Freedom 2010*               179,502 Mutual Fund Shares               2,522,001
Fidelity Freedom 2020*               137,114 Mutual Fund Shares               2,016,948
Fidelity Freedom 2030*                94,610 Mutual Fund Shares               1,421,048
Fidelity Freedom 2040*                31,572 Mutual Fund Shares                 278,778
Fidelity Freedom 2005*               118,385 Mutual Fund Shares               1,316,441
Fidelity Freedom 2015*               191,553 Mutual Fund Shares               2,212,442
Fidelity Freedom 2025*               160,593 Mutual Fund Shares               1,920,693
Fidelity Freedom 2035*                57,055 Mutual Fund Shares                 697,784
Fidelity Retirement Money
 Market Portfolio*                16,021,998 Mutual Fund Shares              16,021,998
Managed Income Portfolio*         14,284,309 Common collective trust fund
                                             units                           14,284,309
Spartan U.S. Equity Index
 Fund*                               154,437 Mutual Fund Shares               6,819,922
Brown-Forman Corporation
   Class B Common Stock Fund*        902,262 Class B common stock fund units 20,355,040
Participant loans*                Loans, interest rates ranging from 6.50%
                                    to 7.75%, variable maturity               1,620,662
                                                                            -----------
                                                                           $219,950,689
                                                                            ===========

*Party-in-interest to the Plan


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Brown-Forman Corporation Savings Plan has duly caused this report to be signed by the undersigned thereunto duly authorized.


BROWN-FORMAN CORPORATION SAVINGS PLAN

BY:



/s/ Bruce Cote
Bruce Cote
Member, Employee Benefits Committee
(Plan Administrator)
Vice President, Director
HR Employee Services
Brown-Forman Corporation


June 29, 2006

                                                                      EXHIBIT

            Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-74567) of Brown-Forman Corporation of our report dated June 29, 2006 relating to the financial statements and supplemental schedule of the Brown-Forman Corporation Savings Plan, which appear in this Form 11-K.





/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Louisville, Kentucky
June 29, 2006
                                       13